Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2007	2008

Net Income	$161	$186
Income taxes	95	116
Capitalized interest	(10)	(3)
	246	299

Fixed charges, as defined:

Interest	84	97
Capitalized interest	10	3
Interest component of rentals charged to operating income	7	6
Total fixed charges	101	106

Earnings, as defined	$347	$405

Ratio of earnings to fixed charges	3.44	3.82